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                            February 22, 2023

       Ian Bothwell
       CFO
       Skycrest Holdings, LLC
       1930 Harrison Street, Suite 204
       Hollywood, FL 33020

                                                        Re: Organicell
Regenerative Medicine, Inc.
                                                            Schedule 13D/A
filed by Skycrest Holdings, LLC
                                                            Filed February 14,
2023
                                                            File No. 005-87575

       Dear Ian Bothwell:

               We have reviewed the above-captioned filing and February 14, 2023 response to our comment letter and have the following comment. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2023 letter.

       Schedule 13D/A filed February 14, 2023

       General

   1. We note your response to comment 2. The amended filing does not provide the required qualitative disclosure
narrative for each item requirement of Schedule 13D, including any negative responses. See
Rule 13d-1(a) and Instruction A. to Schedule 13D. While the
                                                        staff of the Office of
Mergers and Acquisitions will not undertake any further examination of the filer's
non-compliance with this rule at this time, we reserve the right to make further inquiry into
this matter and make any recommendations we deem appropriate.
             Please direct any questions to Michael Killoy (202) 551-7576 or Nicholas Panos at (202)
       551-3266.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Mergers & Acquisitions
       cc:                                              Edward Anderson